SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Nuveen Massachusetts AMT-Free Municipal Income Fund (NGX)

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

67072F108

(CUSIP Number)

September 20, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072F108	SCHEDULE 13G/A	Page 2 of 4

(1) Names of reporting persons Gerald Fels
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 302,401
(6) Shared voting power: 0
(7) Sole dispositive power: 302,401
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 302,401
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 11.1%
(12) Type of reporting person (see instructions): IN

CUSIP No. 67072F108	SCHEDULE 13G/A	Page 3 of 4

This Amendment No. 1 amends and supplements, as set forth below, the information contained in the cover page and Item 4 of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) by Gerald Fels on July 29, 2013 (the “Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment No. 1 are used with the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 1, all information contained in the Schedule 13G is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 4. Ownership.

(a) Amount Beneficially Owned: 302,401 shares

(b) Percent of Class: 11.1%1

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 302,401 shares

(ii) Shared power to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 302,401 shares

(iv) Shared power to dispose or to direct the disposition of: N/A

1 Based on 2,727,317 common shares outstanding as of May 31, 2013.

CUSIP No. 67072F108	SCHEDULE 13G/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2013

/s/ Gerald Fels
Gerald Fels